Exhibit (d)(5)

[              ], 2015

Michael V. Lewis

[c/o RealD Inc.

100 N. Crescent Dr., Suite 120

Beverly Hills, CA 90210]

Dear Michael:

In connection with the consummation of the merger of [     ] (“Merger Sub”) with and into RealD Inc., a Delaware corporation (the “Company”), with the Company surviving the merger and becoming a wholly owned subsidiary of [                     ] (“Purchaser”), pursuant to that certain Agreement and Plan of Merger (the “Merger Agreement”), dated as of [     ], 2015, by and among the Company, Purchaser and Merger Sub, and effective as of the date hereof (the “Effective Date”), I am pleased to provide you with this letter setting forth the terms and conditions of your continued employment with the Company (this “Agreement”). Effective as of the Effective Date, this Agreement amends, restates and supersedes in its entirety your Employment Agreement with the Company dated March 25, 2015 (the “Prior Agreement”).

1.                                    Title; Duties; Reporting; Outside Activities.

(a)        Title; Duties; Reporting.  You will serve as the Company’s Chief Executive Officer and shall report directly to the Board of Managers of Purchaser (the “Board”).  There shall be no other officers of the Company who are equal or senior to you. You shall have the authority to run the day-to-day operations of the Company and such other duties and responsibilities as shall be consistent with your position.  All employees of the Company shall report (directly or indirectly) to you, except that the Chief Financial Officer of the Company shall also have a “dotted line” report to the Board.  You shall work out of the Company’s headquarters in Beverly Hills, California. You will also devote your full time, efforts, abilities, and energies to promote the general welfare and interests of the Company and any related enterprises of the Company. You will loyally, conscientiously, and professionally do and perform all duties and responsibilities of your position, as well as any other duties and responsibilities as will be reasonably assigned to you by the Company, consistent with your position. You will strictly adhere to and obey all Company rules, policies, procedures, regulations and guidelines including, but not limited to, those contained in the Company’s employee handbook, as well as any others that the Company may establish. You will strictly adhere to all applicable state and/or federal laws and/or regulations relating to your employment with the Company.

(b)        Board Seat Appointment.  You will serve as a member of the Board as a “Rollover Designee” (as defined in the Amended and Restated Limited Liability Company Agreement of Purchaser (the “LLC Agreement”)), and will be appointed as the Chairman of the Board throughout your tenure as Chief Executive Officer of the

Company, pursuant to and in accordance with the terms of the terms of the LLC Agreement.

(c)        Outside Activities.  Notwithstanding anything to the contrary contained herein, you may (i) serve as a director or member of a committee or organization involving no actual or potential conflict of interest with the Company and its subsidiaries and affiliates; (ii) deliver lectures and fulfill speaking engagements; (iii) engage in charitable and community activities; and (iv) invest your personal assets in such form or manner that will not violate this Agreement; provided, however, that the activities described in clauses (i), (ii), (iii) or (iv) do not materially affect or interfere with the performance of your duties and obligations to the Company and further provided that the Board must provide its advance written consent with respect to the items referenced in clause (i).

2.                                    Term.

(a)        Initial Term.  The initial term of this Agreement shall commence on the Effective Date and end on the fourth (4th) anniversary of the Effective Date unless terminated earlier or extended further in accordance with the terms herein.

(b)        Renewal Term.  On the day immediately following the fourth (4th) anniversary of the Effective Date and on each successive anniversary thereafter (each, a “Renewal Date”), the period of your employment hereunder shall automatically be extended by one (1) additional year, unless either party has previously provided written notice to the other party at least thirty (30) days prior to the applicable Renewal Date to not so extend your period of employment hereunder (a “Renewal Termination Notice”). The period of time between the Effective Date and the termination of your employment hereunder shall be referred to herein as the “Term”. Once a Renewal Termination Notice has been so provided, the Term shall no longer be extended on the Renewal Date following the date of the Renewal Termination Notice and your employment hereunder shall continue through the expiration of the then-current Term (unless terminated earlier in accordance with the terms herein). The terms of Sections 6 through 15 shall survive any termination or expiration of this Agreement or of your employment.

(c)        Resignation. Upon termination of your employment for any reason, unless otherwise agreed in writing between you and the Company, you shall be deemed to have immediately resigned from all positions as an employee, officer and director of the Company and any of its affiliates as of your last day of employment and you shall execute any documentation reasonably necessary to effectuate any such resignations. Notwithstanding the foregoing, following any termination of your employment with the Company, you shall retain your right to serve as a member of the Board, if and to the extent provided under, and in accordance with the terms and conditions of, the LLC Agreement.

3.                                    Compensation.

(a)        Base Salary.

(i)         During the Term, you shall have a minimum base salary of $1,000,000 per year, payable in accordance with the Company’s standard payroll procedures (but no less often than monthly).

(ii)        For purposes of this Agreement, the term “Base Salary” shall refer to the base salary in effect from time to time and without giving effect to any salary payment conditions that may be agreed to between you and the Company’s Compensation Committee, including but not limited to for purposes of calculating any severance benefits.  During the Term, your Base Salary will be reviewed annually and is subject to increase (but not decrease) at the discretion of the Board.

(b)                              Bonus.

During each fiscal year of the Term, you will annually be eligible to earn a cash performance bonus (“Performance Bonus”) with a target amount of one hundred twenty percent (120%) of your Base Salary.  Your actual bonus, if any, for each fiscal year will be based on your successful completion of the performance objectives (“MBO Goals”) prescribed and established by the Board in its sole discretion after good faith consultation with you (provided that MBO Goals may be replaced with a successor incentive plan for you (and/or other employees) at the direction of the Board acting in good faith). The Performance Bonus shall be paid to you no later than the fifteenth (15th) day of the third (3rd) month immediately following the fiscal year with respect to which the Performance Bonus relates. To earn any Performance Bonus, you must remain employed by the Company through the applicable payment date (except as otherwise provided in Sections 3(d) and 4 below).

(c)                               Company-Sponsored Benefits.

As a member of the senior management team of the Company, you will also be eligible to receive all employee benefits pursuant to the Company’s standard benefit plans that the Company generally provides to the other members of the senior management team that may be in effect from time to time. These currently include, without limitation, paid vacation, 401(k) retirement benefits, business expense reimbursements, paid-time-off, sick time and Company-paid holidays.  The Company may, in its sole discretion and from time to time, amend or eliminate any of these benefits.

(d)                             Severance and Other Termination Benefits.

(i)         Qualifying Termination.  If, during the Term, (1) the Company terminates your employment without “Cause” (as defined below), (2) you resign for “Good Reason” (as defined below) or (3) your employment terminates due to the Company’s delivery to you of a Renewal Termination Notice and you are willing and able at the time of receipt of such Renewal Termination Notice to continue providing services to the Company pursuant to this Agreement (each, a “Qualifying Termination”), then, in any case, subject to Section 3(d)(ii) below, the Company shall pay you (or cause to occur, as applicable) each of the following:

(A)       cash severance installment payments in an aggregate amount equal to two hundred percent (200%) of your annual Base Salary as in effect on your “Termination Date” (as defined below) (the “Cash Severance”), with the first installment of Cash Severance being paid on the ninetieth (90th) day after the Termination Date and with the remaining amount of Cash Severance being paid in equal monthly pro-rata installments commencing four (4) months after the Termination Date such that the last installment is paid on the second (2nd) anniversary of the Termination Date, it being understood that such final payment date may be later than the second (2nd) anniversary of the Termination Date to the extent required to comply with Section 4(a)(v) below;

(B)       any earned but unpaid Performance Bonus for the fiscal year immediately preceding the fiscal year in which the Termination Date occurs (if any), payable on the ninetieth (90th) day after the Termination Date without regard to any otherwise applicable continued employment requirement (a “Prior-Year Bonus”);

(C)       the Company will continue to pay the cost (to the same extent that the Company was doing so immediately before the Termination Date) for all group employee benefit coverage continuation under the Consolidated Omnibus Budget Reconciliation Act of 1985 (“COBRA”) to the same extent provided by the Company’s group plans immediately before the Termination Date for eighteen (18) months after the Termination Date or, if earlier, until you become eligible for group insurance benefits from another employer, whichever occurs first, provided that you timely elect COBRA coverage (“COBRA Benefits”); provided, however, if the Company determines, in its sole discretion, that it cannot pay for the COBRA Benefits without potentially incurring financial cost or penalties under applicable law (including without limitation, Section 2716 of the Public Health Service Act), then the Company shall, in lieu thereof, pay you a taxable cash amount that it would otherwise have paid for the COBRA Benefits, in monthly installments over the same time period, which payment shall be made regardless of whether you elect health care continuation coverage. You agree (i) at any time either before or during the period of time you are receiving benefits under this subsection (C), to inform the Company promptly in writing if you become eligible to receive group health coverage from another employer; and (ii) that you may not increase the number of your designated dependents, if any, during this time unless you do so at your own expense. The period of such COBRA Benefits shall be considered part of your COBRA coverage entitlement period; and

(D)       the “Accrued Obligations” (defined below) as of the Termination Date.

For avoidance of doubt, any Cash Severance benefits provided under Section 3(d)(i) above shall be calculated prior to giving effect to any reduction in Base Salary that would give rise to your right to terminate for Good Reason.

(ii)        Release of Claims.  Notwithstanding anything to the contrary, in order to receive any payments or benefits under Section 3(d)(i)(A), (B) and (C), or under Section 4(d), (e) or (g), as applicable, you must timely execute and deliver (and not revoke) a separation agreement and general release of claims in favor of the Company, any affiliates or related entities, and their employees and affiliates, in the form and content attached as Exhibit A hereto (the “Release”),1 that becomes effective no later than the sixtieth (60th) day following the Termination Date (the “Release Deadline”). However, you shall receive the Accrued Obligations regardless of whether a Release is executed and timely provided to the Company.

(iii)       Golden Parachute Excise Tax.  If any payment or benefit received or to be received by you (including any payment or benefit received pursuant to this Agreement or otherwise) would be (in whole or part) subject to the excise tax imposed by Internal Revenue Code (“Code”) Section 4999, or any successor provision thereto, or any similar tax imposed by state or local law, or any interest or penalties with respect to such excise tax (such tax or taxes, together with any such interest and penalties, are hereafter collectively referred to as the “Excise Tax”), then the payments or benefits provided under this Agreement or any other agreement pursuant to which you receive payments that give rise to the Excise Tax will either be (a) paid in full or (b) reduced to the extent necessary to make such payments and benefits not subject to such Excise Tax (whichever would result in a greater after-tax payment to you).  The Company shall reduce or eliminate the payments first by reducing those payments that are not payable in cash and then by reducing or eliminating cash payments, in each case, in reverse order beginning with payments that are to be paid the farthest in time from the determination. You shall receive the greater, on an after-tax basis, of (a) or (b). However, if the imposition of such Excise Tax could be avoided by approval of stockholders as described in Code Section 280G(b)(5)(B), and the Company agrees to solicit a vote of such stockholders (described in Code Section 280G(b)(5)(B), then you will cooperate and execute any such waivers of compensation as may be necessary to enable the stockholder vote to comply with the requirements specified under Code Section 280G and the regulations

1 Form of Separation Agreement and Release of Claims to be substantially similar to the form attached to executive’s existing employment agreement, with updates to conform to the changes made in this employment agreement.

promulgated thereunder.  In no event will the Company be required to gross up any payment or benefit to you to avoid the effects of the Excise Tax or to pay any regular or excise taxes arising from the application of the Excise Tax.  Unless the Company and you otherwise agree in writing, any parachute payment calculation will be made in writing by independent public accountants selected by the Company, at the Company’s sole cost and expense.  The Company and you will furnish to the accountants such information and documents as the accountants may reasonably request in order to make a parachute payment determination. The accountants will provide its calculations with respect to your payments, together with detailed supporting documentation, both to the Company and to you, before making any payments to you that may be subject to the Excise Tax. As expressly permitted by Q/A #32 of the Code Section 280G regulations, with respect to performing any present value calculations that are required in connection with this Section, the parties affirmatively elect to utilize the Applicable Federal Rates that are in effect on the Effective Date (the “Agreement AFRs”) and the accountants shall therefore use such Agreement AFRs in their determinations and calculations.

(iv)       No Duty to Mitigate; No Right of Offset.  In the event of a Qualifying Termination, you shall not be obligated to seek other employment or take any actions to mitigate the payments or continuation of benefits required under Section 3(d).  In addition, the Company will not retain or have a right of offset against the amounts payable to you under this Agreement and the Company will not be entitled to reduce the amount of any compensation or benefits payable to you under this Agreement by the amount of salary, bonus or other compensation of any kind, and/or corresponding benefits, earned or received by you from any employment, self-employment or other activities at any time after the Termination Date.

(e)        Expense Reimbursement. You shall be reimbursed for all documented reasonable business expenses that are incurred in the ordinary course of business in accordance with the Company’s expense reimbursement policy as in effect from time to time. Any reimbursements or in-kind benefits provided under this Agreement that are subject to Code Section 409A (together with the Department of Treasury regulations and other interpretive guidance issued thereunder, “Section 409A”) shall be made or provided in compliance with the requirements of Section 409A, including, where applicable, the requirement that (i) any reimbursement is for expenses incurred during the period of time specified in this Agreement, (ii) the amount of expenses eligible for reimbursement, or in-kind benefits provided, during a fiscal year may not affect the expenses eligible for reimbursement or in-kind benefits to be provided, in any other fiscal year, (iii) the reimbursement of an eligible expense will be made no later than the last day of the fiscal year following the year in which the expense is incurred, and (iv) the right to reimbursement or in-kind benefits is not subject to liquidation or exchange for another benefit.

4.           Other Termination Rules. Notwithstanding anything to the contrary in this Agreement whether express or implied, the Company may terminate your employment with the Company and the Term at any time and for any reason or no reason, with or without Cause, and you may resign from your employment with or without Good Reason and terminate the Term, all as set forth in greater detail in this Section 4.

(a)        The following definitions shall apply for purposes of this Agreement:

(i)         “Accrued Obligations” shall mean the sum of (i) any portion of your accrued but unpaid Base Salary through the Termination; (ii) subject to Section 14, any compensation previously earned but deferred by you (together with any interest or earnings thereon) that has not yet been paid and that is not otherwise to be paid at a later date pursuant to any deferred compensation arrangement of the Company to which you are a party, if any; (iii) your accrued but unpaid vacation pay through the Termination Date; (iv) any reimbursements that you are entitled to receive under Section 3(e) of the Agreement or otherwise; and (v) any vested benefits or amounts that you are otherwise entitled to receive under any plan, policy, practice or program of or any other contract or agreement with the Company in accordance with the terms thereof (other than any such plan, policy, practice or program of the Company that provides benefits in the nature of severance or continuation pay).

(ii)        “Cause” shall mean, and shall consist only of:  (i) your commission of fraud or embezzlement relating to the Company’s assets or business; (ii) your willful misconduct relating to the Company’s assets or business, which has or is reasonably likely to have a material and adverse impact on the Company; (iii) your willful and material violation of any Company policy, including any such policy pertaining to ethics or conflicts of interest; (iv) your material breach of the Employee Invention Assignment and Confidentiality Agreement; (v) your plea of guilty or nolo contendere to, or indictment for, a felony offense or other crime involving moral turpitude; (vi) your material breach of this Agreement; or (vii) your willful failure to substantially perform your duties to the Company (including, but not limited to, the willful and repeated failure to follow any lawful directive from the Board within the reasonable scope of your duties).  For purposes of this definition of Cause, no act, or failure to act, on your part shall be considered “willful” if it is done, or omitted to be done, by you good faith with the reasonable belief that your action or omission was in the best interests of the Company.  Any act, or failure to act, based upon (A) authority given pursuant to a resolution duly adopted by the Board or the board of directors of the Company, or (B) the advice of counsel for the Company shall be conclusively presumed to be done, or omitted to be done, by you in good faith and with the belief that your action or omission was in the best interests of the Company.

(iii)       “Disability” shall mean your medically-determined incapacity due to physical or mental illness which results in you not substantially performing the duties pertaining to your employment, with or without reasonable accommodation, for a period of six (6) consecutive months.

(iv)       “Good Reason” shall mean any one or more of the following: (1) a material diminution in your Base Salary, (2) a diminution in your title or a material diminution in your authority, duties, reporting or responsibilities; provided, however, that a change in your authority, duties or responsibilities resulting from any spin-off or other separation of one or more of the Company’s divisions or businesses (other than the Company’s core theatrical business) shall not constitute Good Reason, (3) a material change in the geographic location at which you must perform your services to the Company, which shall be defined to be a relocation of your principal workplace to a new location that is more than thirty (30) miles away from the workplace location specified in Section 1 above, (4) you are not appointed as a member of the Board or the Chairman of the Board, in either case, unless such appointment is prohibited by applicable law or regulation, or (5) a material breach by the Company of this Agreement.

(v)         “Termination Date” means the date on which your employment with the Company is terminated in accordance with the terms of this Agreement; provided, that a termination of employment shall not be deemed to have occurred for purposes of any provision of this Agreement providing for the payment of any amount or benefit that constitutes “nonqualified deferred compensation” for purposes of Section 409A upon or following a termination of employment unless such termination is also a “separation from service” within the meaning of Section 409A and, for purposes of any such provision of this Agreement, references to a “termination,” “termination of employment” or like terms shall mean your “separation from service” within the meaning of Section 409A.

(b)        Termination for Cause.  The Company may terminate your employment and the Term at any time for Cause, provided that the Company provides you with written notice of the Cause event and the Company’s intention to terminate your employment as a result thereof within ninety (90) days of the date on which the general counsel of the Company or a member of the Board (other than you) first gains actual knowledge of the initial existence of the condition(s).  If the Company does not timely provide such notice during the applicable ninety (90) days, then the Company will be deemed to have waived any Cause with respect to such condition(s) provided that at least one of such persons with knowledge of the initial existence of the condition(s) remains in service with the Company through the conclusion of the ninety (90)-day notice period. Notwithstanding the foregoing, in the event of any breach of the provisions of clause (iii), (iv), (vi) or (vii) in the Cause definition (see Section 4(a)(ii) above), the Company shall provide you with written notice of the Cause event and the Company’s intention to terminate you for Cause as a result thereof at least twenty (20) days prior to the effective Termination Date, and in the event that you cure the circumstances giving rise to the Cause event within such twenty (20) day period as determined by the Board (but without prejudicing your ability to later challenge such Board decision), the Company shall not have the right to terminate you for Cause.  Upon a termination of your employment by the Company for Cause, you will be entitled to receive (or be allowed to retain, as applicable) only the Accrued Obligations as of the Termination Date, subject to Section 14 below.

(c)        Termination without Cause. The Company shall have the unilateral right to terminate your employment and the Term at any time without Cause, and without notice, in the Company’s sole and absolute discretion. Any such termination without Cause shall not constitute a breach of any term of this Agreement, express or implied, or a wrongful deprivation of your office or position.  If the Company terminates your employment and the Term without Cause, it shall be treated as a Qualifying Termination and the Company shall have no obligation to you, except to continue to pay you (or cause to occur, if applicable) the amounts (and actions) set forth in Section 3(d)(i) above in accordance with the terms thereof and any related provisions of this Agreement.

(d)       Termination due to Death.  Your employment and the Term will be automatically terminated on the date of your death.  In the event of your death, the Company shall pay your estate or assignees (or allow your estate or assignees to retain, as applicable) within thirty (30) days of the Termination Date the Accrued Obligations, subject to Section 14 below.  In addition, you shall be eligible to receive, subject to your estate’s timely execution and non-revocation of a Release in accordance with Section 3(d)(ii) above (provided that the time period for executing the Release shall be extended by such reasonable period of time as may be required for the representatives of your estate to make an informed decision as to whether to execute the Release (such extended period not to exceed six (6) months following your date of death)): (i) a pro-rated Performance Bonus for the year in which your employment terminates, calculated as the product of (x) the Performance Bonus that would have been earned during the fiscal year in which the Termination Date occurred, assuming that the Termination Date had not occurred and that you remained employed through the end of such fiscal year, which Performance Bonus, if any, shall be based on the extent to which the Company achieved the MBO Goals (or the performance standards set forth in any successor incentive plan) during such fiscal year, multiplied by (y) a fraction, the numerator of which is the number of days of the Company’s fiscal year prior to the Termination Date and the denominator of which is 365 days, and (ii) any unpaid Prior-Year Bonus (if any), paid as provided in Section 3(d)(i)(B) above.  You shall also be eligible for a discretionary bonus (as determined by the Board) for the portion of the year served through the Termination Date. The pro-rated Performance Bonus and any such discretionary bonus described in this Section 4(d) (collectively, a “Pro-Rated Bonus”) shall be paid to you no later than the fifteenth (15th) day of the third (3rd) month immediately following the fiscal year in which the Termination Date has occurred without regard to any otherwise applicable continued employment requirement.

(e)        Termination due to Disability.  If you are subject to a Disability, and if within thirty (30) days after written notice is provided to you by the Company you shall not have returned to perform substantially your duties, your employment and the Term may be terminated by the Company due to your Disability.  During any period prior to such termination during which you are unable to perform substantially such duties due to Disability, the Company shall continue to pay all amounts required to be paid under this Agreement (including without limitation your Base Salary), offset by any amounts payable to your under any disability insurance plan or policy provided by the Company, and the Company shall continue to provide all benefits to you hereunder.  Upon termination of your employment due to Disability, the Company shall pay you (or allow you to retain, as applicable) within thirty (30) days of such termination the Accrued Obligations, subject to Section 14 below.  In addition, subject to your (or your legal representative’s) timely execution and non-revocation of a Release in accordance with Section 3(d)(ii) above, you shall be eligible to receive (i) a Pro-Rated Bonus for the year in which your employment is terminated, calculated with reference to the Termination Date, and calculated and paid as provided in Section 4(d) above, and (ii) any unpaid Prior-Year Bonus (if any), paid as provided in Section 3(d)(i)(B) above.

(f)        Resignation for Good Reason. You may terminate your employment and the Term at any time for Good Reason, provided that you provide written notice to the Company describing the existence of any Good Reason condition(s) within ninety (90) days of the date of the initial existence of the condition(s) or else you will be deemed to have waived any Good Reason with respect to such condition(s). Upon the Company’s receipt of such written notice, the Company shall then have thirty (30) days during which it may cure or remedy the condition(s).  If the Company does cure or remedy the condition(s) during such thirty (30)-day period then Good Reason will be deemed to have not occurred with respect to such condition(s).  If the Company does not cure or remedy the condition(s) during such thirty (30)-day period then your employment with the Company and the Term shall be terminated for Good Reason as of the day following the expiration of the thirty (30)-day cure/remedy period.  If you terminate your employment for Good Reason in accordance with the provisions of this Section 4(f), it shall be treated as a Qualifying Termination and the Company shall pay you (or cause to occur, if applicable) the amounts (and actions) set forth in Section 3(d)(i) above in accordance with the terms thereof and any related provisions of this Agreement.

(g)        Resignation without Good Reason. You may terminate your employment and the Term at any time for no reason, or for any reason that does not otherwise constitute Good Reason, in your sole and absolute discretion, but only if you provide written notice to the Company at least thirty (30) days prior to the effective date of your resignation (and such notice must specify the effective date of your resignation of employment).  In the event you so terminate your employment without Good Reason, you shall only be entitled to receive (subject to Section 14 below) the Accrued Obligations through the effective date of your resignation, as well as all other compensation and benefits required under this Agreement through the effective date of your resignation, and neither you nor the Company shall have any further obligations to the other except as set forth in Section 6 (Confidential Information), Section 7 (Covenants) and Sections 8 through and including 15. The Company is not obligated to actually utilize your services at any time during the thirty (30)-day period preceding the effective date of your resignation, and may prevent you from accessing any of the Company premises or resources during such thirty (30)-day period. Additionally, the Company may terminate your employment prior to the expiration of such thirty (30)-day period without triggering a Qualifying Termination or any rights to or eligibility for severance, including without limitation those payments and benefits described under Sections 3(d)(i) above.  However, in the event you terminate your employment without Good Reason and the effective date of your resignation occurs prior to the end of the required minimum thirty (30)-day notice period provided in this Section 4(g), then, the Company shall preserve all of its rights or remedies in law and/or equity in respect of such violation. Notwithstanding the foregoing or anything herein to the contrary, if you terminate your employment and the Term without Good Reason and, at the time of such termination, no circumstances constituting Cause exist, then, subject to your timely execution and non-revocation of a Release in accordance with Section 3(d)(ii), you shall be eligible to receive any unpaid Prior-Year Bonus (if any), paid as provided in Section 3(d)(i)(B) above.

5.         Equity Compensation.  You shall be eligible to receive equity awards from the Purchaser pursuant to the [Profits Interest Plan] in accordance with the terms and conditions set forth on the equity term sheet attached hereto as Exhibit B hereto.

6.         Confidential Information. As an employee of the Company, you will have access to certain confidential information of the Company and you may, during the course of your employment or thereafter, develop certain information or inventions which will be the property of the Company.  In consideration of, and as a condition to, your continued employment with the Company, and as an essential inducement to the Company to enter into this Agreement, this Agreement is expressly subject to your continuing to abide by the terms of the Employee Invention Assignment and Confidentiality Agreement previously executed by you and the Company, dated as of April 1, 2010 (the “Confidentiality Agreement”) in the form enclosed hereto as Exhibit C.

7.         Covenants.  You agree to timely and fully comply with all of the covenants set forth in this Section 7 and further understand and agree that such covenants shall survive any termination of your employment and termination or expiration of this Agreement.

(a)        Return of Company Property.  On your Termination Date, or at any other time as required by the Company, you will immediately surrender to the Company all Company property, including but not limited to Confidential Information (as such term is defined in the Confidentiality Agreement), keys, key cards, computers, telephones, pagers, credit cards, automobiles, equipment, and/or other similar property of the Company; provided, however, the Company agrees that you shall be permitted to retain a copy of your outlook rolodex and any personal files.

(b)        Cooperation. You agree that, upon the Company’s request and without any payment therefor (other than reimbursement of your out of pocket costs), you shall reasonably cooperate with the Company (and be available as necessary subject to reasonably accommodating your professional availability) after the Termination Date in connection with any matters involving events that occurred during your period of employment with the Company.

(c)        Amounts Due. You will fully pay off any outstanding amounts owed to the Company no later than their applicable due date or within thirty (30) days following the Termination Date (if no other due date has previously been established). Within thirty (30) days following the Termination Date, you will submit any outstanding business expense reports to the Company for business expenses incurred prior to the Termination Date.

(d)       Company Resources. As of the Termination Date, you will no longer represent that you are an officer, director or employee of the Company or any of its affiliates or a member of the Board, and you will immediately discontinue using the Company mailing address, telephone, facsimile machines, voice mail and e-mail, unless otherwise expressly agreed between you and the Company. Notwithstanding the foregoing, following any termination of your employment with the Company, you shall retain your right to serve as a member of the Board, if and to the extent provided under, and subject to and in accordance with the terms and conditions of, the LLC Agreement.

(e)        Representations. You represent that you have not entered into any agreements, understandings, or arrangements with any person or entity that you would breach as a result of, or that would in any way preclude or prohibit you from entering into, this Agreement with the Company or performing any of the duties and responsibilities provided for in this Agreement. You represent that you will not use any confidential, proprietary business information belonging to any other entity in connection with your employment with the Company. You represent that you are not resigning employment or relocating any residence in reliance on any promise or representation by the Company regarding the kind, character, or existence of such work, or the length of time such work will last, or the compensation therefor.

(f)        Clawback. You understand and agree that all payments and benefits provided to you will be subject to the terms and conditions of any clawback policy which shall survive any termination or expiration of this Agreement or termination of your employment.

(g)        Violations. You acknowledge that (i) upon a violation of any of the covenants contained in this Section 7; or (ii) if the Company is terminating your employment for Cause as provided under this Agreement, the Company would sustain irreparable harm as a result and that the Company would not have entered into this Agreement without such restrictions, and, therefore, you agree that in addition to any other remedies which the Company may have, the Company shall be entitled, without bond of any kind, to seek equitable relief including specific performance and injunctions restraining you from committing or continuing any such violation.

8.         Entire Agreement.  This Agreement and its attachments, the Employee Invention Assignment and Confidentiality Agreement, the Indemnification Agreement, and any other agreements referenced herein (including those agreements and arrangements referenced in Section 15 hereof), as amended or superseded from time to time, contain the entire agreement between you and the Company regarding their terms and supersede any and all prior written or oral understandings (including, without limitation, the Prior Agreement). Except as otherwise provided herein, this Agreement may not be amended or modified except in a writing, executed by you and a duly authorized officer of the Company other than yourself.  This Agreement may be executed by facsimile signatures and in counterparts, each of which shall constitute an original, and all of which shall constitute one and the same instrument.

9.         Choice of Law; Severability; Waiver.  This Agreement will be governed by the laws of the State of California, United States, without reference to the conflict of law provisions thereof. If any provision of this Agreement, or portion thereof, shall be held invalid or unenforceable by a court of competent jurisdiction, such invalidity or unenforceability shall attach only to such provision or portion thereof, and shall not in any manner affect or render invalid or unenforceable any other provision, or portion thereof, of this Agreement.  No breach of any provision hereof can be waived unless in writing.  Waiver of any one breach of any provision hereof will not be deemed to be a waiver of any other breach of the same or any other provision of this Agreement.

10.         Successors and Assigns.  The Company may assign this Agreement to any successor (whether by amalgamation, merger, consolidation, sale of assets, purchase or otherwise) to all or substantially all of the equity, assets or business of the Company, and this Agreement will be binding upon and inure to the benefit of such successors and assigns, including any successor entity.  You may not assign this Agreement or your obligations hereunder.

11.         Notice.  Any and all notices required or permitted to be given to you or the Company pursuant to the provisions of this Agreement will be in writing, and will be effective and deemed to provide such party sufficient notice hereunder on the earliest of the following: (i) at the time of personal delivery, if delivery is in person; (ii) one (1) business day after deposit with an express overnight courier for United States deliveries, or two (2) business days after such deposit for deliveries outside of the United States; (iii) three (3) business days after deposit in the United States mail by certified mail (return receipt requested) for United States deliveries. All notices that the Company is required to or may desire to give you that are not delivered personally will be sent with postage and/or other charges prepaid and properly addressed to you at your home address of record with the Company, or at such other address as you may from time to time designate by one of the indicated means of notice herein. All notices that you are required to or may desire to give to the Company that are not delivered personally will be sent with postage and/or other charges prepaid and properly addressed to the Company’s General Counsel at its principal office, or at such other office as the Company may from time to time designate by one of the indicated means of notice herein.  In addition, the Company shall send a courtesy copy of any notice sent to you (in the same manner described above) to the following person:

Freshfields Bruckhaus Deringer US LLP

601 Lexington Avenue, 56th Floor

New York, NY, 10022

Attn:  Howard M. Klein

Matthew F. Herman

12.         Withholding and Taxes. The Company shall have the right to withhold and deduct from any payment hereunder any federal, state or local taxes of any kind required by law to be withheld with respect to any such payment. The Company (including without limitation members of the Board) shall not be liable to you or other persons as to any unexpected or adverse tax consequence realized by you and you shall be solely responsible, subject to any withholding obligation of the Company mandated by applicable law, for the timely payment of all taxes arising from this Agreement that are imposed on you.

13.         Indemnification; D&O Coverage.  You acknowledge and agree that, concurrently with the execution of this Agreement, you and Purchaser are entering into an indemnification agreement, substantially in a form attached hereto as Exhibit D (the “Indemnification

Agreement”).2  Without limiting any of your rights to indemnification under the Indemnification Agreement, the LLC Agreement, the Company’s certificate of incorporation or bylaws, California Labor Code Section 2802 and other applicable law or otherwise, the Company shall indemnify, defend and hold you harmless for any claims, costs, liabilities, expenses and judgments (including without limitation reasonable attorney’s fees and costs) arising from, in connection with or as a result of any acts and omissions in your capacity as an officer, director, manager and/or employee of the Company and/or any of its subsidiaries to the maximum extent permitted under applicable law, including the advancement of fees and expenses.  In addition, the Company shall cover you under directors’ and officers’ liability insurance both during and, while potential liability exists, after the term of this Agreement in the same amount and to the same extent as the Company covers its other officers and directors. This Section 13 shall survive the termination or expiration of your employment and this Agreement.

14.         Section 409A.  It is the intention of the parties that the compensation arrangements under this Agreement be in full compliance with, or exempt from, Section 409A. Without limiting the foregoing, all payments under this Agreement (as amended) are intended to be excluded from the requirements of Section 409A or payable on a fixed date or schedule under Section 409A, and this Agreement shall be construed in a manner to give effect to such intention. Your right to any payment that constitutes “nonqualified deferred compensation” (within the meaning of Section 409A) shall not be subject to borrowing, assignment, sale, transfer, pledge, encumbrance, attachment or any similar claim by creditors, to the extent necessary to avoid any additional taxes under Section 409A. For purposes of Section 409A, your right to receive any installment payments pursuant to this Agreement shall be treated as a right to receive a series of separate and distinct payments. Notwithstanding anything to the contrary set forth herein, in the event that you are a “specified employee” (within the meaning of Section 409A) on the Termination Date, then with regard to any payment or the provision of any benefit that is considered “nonqualified deferred compensation” under Section 409A payable on account of a “separation from service,” (i) the payment of such amount or benefit scheduled to be paid within the first six months following the Termination Date (the “Initial Payment Period”) shall be paid, without interest, on the first business day of the seventh calendar month after the Termination Date; and (ii) any portion of such amount or benefit that is payable after the Initial Payment Period shall be paid at the times set forth in Section 3(d)(i) above.  Similarly, if you have any other nonqualified deferred compensation amounts that are subject to the delay in payment required for specified employees, then such delayed “nonqualified deferred compensation” amounts will also be paid, without interest, on the first business day of the seventh calendar month after your “separation from service”.

Notwithstanding anything to the contrary set forth herein, if the severance benefits are not covered by one or more exemptions from the application of Section 409A and the Release could become effective in the calendar year following the calendar year in which you have a Separation from Service, the Release will not be deemed effective any earlier than the Release Deadline.  None of the severance benefits will be paid or otherwise delivered prior to the effective date or deemed effective date of the Release.

2 Form of indemnification agreement to be mutually agreed upon, taking into account, where applicable, the executive’s current indemnification agreement with the Company and position as Chief Executive Officer.

It is intended that payments under this Agreement will be exempt from or comply with Section 409A but the Company makes no representation or covenant to ensure that the payments under this Agreement are exempt from, or compliant with, Section 409A, and will have no liability to you or any other party if a payment under this Agreement that is intended to be exempt from, or compliant with, Section 409A is not so exempt or compliant, provided that the Company is otherwise in strict compliance with its obligations as to the timing of payments under this Agreement.

15.         Reimbursement of Legal Fees. The Company shall pay directly to your legal counsel your reasonable legal fees and costs incurred in connection with the negotiation of this Agreement, including the related agreements referenced herein, the Voting Agreement, dated as of [     ], by and among you, the MVL Trust dated August 3, 2010, the Purchaser and the Company, the Rollover Commitment Letter, dated as of [     ], from you and the MVL Trust dated August 3, 2010 to the Purchaser (including the exhibits thereto), and all documentation required to implement the equity award term sheet attached as Exhibit B hereto. Payment will be made within forty-five (45) days after the Company’s receipt of applicable invoices, which invoices shall be submitted to the Company no later than sixty (60) days following the consummation of the transactions contemplated by the Merger Agreement.

16.         Exhibits. All Exhibits attached to this Agreement shall be incorporated herein by this reference as though fully set forth herein.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

A duplicate original of this Agreement is enclosed for your records.  If you decide to accept the terms of this Agreement, please sign the enclosed copy of this Agreement and the Employee Invention Assignment and Confidentiality Agreement in the spaces indicated and return it to me. Your signature will acknowledge that you have read and understood and agreed to the terms and conditions of this Agreement and Employee Invention Assignment and Confidentiality Agreement. Should you have anything else that you wish to discuss, please do not hesitate to contact me.

Sincerely,

RealD Inc.

By:
[Name]
[Title]

Purchaser, solely for purposes of Sections 1(b) and 5 hereof.

By:
[Name]
[Title]

I have read, understand, and accept this offer. Furthermore, in choosing to accept this offer, I agree that I am not relying on any representations, whether verbal or written, except as specifically set out within this Agreement.

Michael V. Lewis

Date:	, 2015

Enclosures:	Duplicate Original Letter
	EXHIBIT A:	FORM OF SEPARATION AGREEMENT AND RELEASE OF CLAIMS
	EXHIBIT B:	EQUITY TERM SHEET
	EXHIBIT C:	EMPLOYEE INVENTION ASSIGNMENT AND CONFIDENTIALITY AGREEMENT
	EXHIBIT D:	INDEMNIFICATION AGREEMENT

EXHIBIT A

FORM OF SEPARATION AGREEMENT AND RELEASE OF CLAIMS

A-1

EXHIBIT B

EQUITY TERM SHEET

B-1

EXHIBIT C

EMPLOYEE INVENTION ASSIGNMENT AND CONFIDENTIALITY AGREEMENT

C-1

EXHIBIT D

INDEMNIFICATION AGREEMENT

D-1